EXHIBIT 99.9

Press Release dated February 25, 2004

Call-Net Enterprises Inc. - Year End Results - February 25, 2004

TORONTO, Feb. 25 /CNW/ - Notification of Year End Results event:

CALL-NET ENTERPRISES INC. (TSX: FON.) (TSX: FON.B.) (OTCBB: CNEZF) Year End Results February 25, 2004, 1:00 PM ET

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